

GREGORY MATZEL
39 AVE AT THE COMMON STE 102
SHREWSBURY, NJ 07702

202

55-441/212
17

DATE 5-15-2014

PAY TO THE ORDER OF Ecolomondo Corp $ 100,000.00

One Hundred Thousand —————— xx/100 DOLLARS

AMBOY Bank
OCEAN OFFICE 17
OAKHURST, NJ 07755
www.amboybank.com

FOR

⑈000202⑈ ⑆021204416⑆ ⑈170⑈0483⑈7⑈



ECOLOMONDO
LETTER OF INTENT

May 14th, 2014

Matzel Group
Matzel Industries LLC
39 Avenue at the Common, Suite 102
Shewsbury, NJ 07702

ATTN: Greg Matzel   **Re: Thermal Decomposition Process Plant Project (TDP)**
Managing Partner

Dear Greg:

This letter of intent will confirm our discussions regarding the proposed terms and conditions under which Ecolomondo Corp herein referred to as Ecolomondo will enter into an exclusive agreement with Matzel Industries LLC herein referred to as Potential Buyer to conclude the agreement described in Paragraph 1 below the "Transaction". (Ecolomondo and Potential Buyer are referred to herein individually as a "Party" and collectively as the "Parties"). This letter will constitute a Letter of Intent the LOI between the Parties if: a) this letter is executed and returned by you within 60 days hereof, and b) the commitment fee described in Paragraph 5 below is paid contemporaneously with the delivery of this executed letter.

The Parties agree to effect the Transaction subject only to the execution and delivery (in each case in a form satisfactory to Ecolomondo) of a definitive Turnkey Agreement. The Parties agree that the Turnkey Agreement must be executed and delivered by the parties thereto no later than August 30, 2015 (the "Closing Date"); or this LOI will terminate in accordance with section 11 hereof.

1. **The Transaction.** The Parties agree that the Transaction will consist of the following:

   a) Ecolomondo shall provide Potential Buyer with those services, documentation and expertise as described in this LOI which are necessary for the Potential Buyer to purchase a Turnkey facility (consisting of eight (8) reactors that is capable of decomposing 60,000 tons per year) that will be located in Carteret, N.J. the "Plant", or such other location as the Potential Buyer shall deem fit. The description of the Plant is sufficiently detailed in Annex A of this LOI to permit the Potential Buyer to develop economic pro forma forecasts needed to secure the required financing.

1



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LETTER OF INTENT

b) The Potential Buyer will secure his own financing and Ecolomondo agrees to provide reasonable assistance to secure that financing.

c) Ecolomondo will also provide the Potential Buyer with assistance in evaluating, from both a technical and business perspective, the Potential Buyer's appropriate location for the Plant. Ecolomondo will assume no risk or liability for representation or advice to Potential Buyer for all decisions made by the Potential Buyer regarding location feasibility, financing, and business risks.

d) Ecolomondo will also provide the Potential Buyer with conceptual design of Plant layout and technical information required to support the potential buyer's application to Governmental authorities for the permits needed to construct and operate a TDP facility. If all of the required governmental permits are not obtained by August 30, 2015, the Potential Buyer shall have the option, at its sole selection, to terminate this LOI.

e) If the Potential Buyer determines that the Plant is economically feasible and desires to proceed with the purchase and construction of a TDP facility, then the potential buyer agrees to enter into a turnkey contract with Ecolomondo for the purchase and installation of a Thermal Decomposition Facility (the "Turnkey Agreement").

f) Potential Buyer agrees that the Turnkey Agreement will be Ecolomondo's chosen form of Turnkey Agreement with terms acceptable to both parties and will contain, among other things, those terms and conditions set forth in the General Terms and Conditions (section 3) of the LOI.

2. **Contract Price.** Potential Buyer shall pay Ecolomondo sixty million dollars ($60,000,000.00) USD (the "Contract Price") as full consideration to Ecolomondo for the purchase of a 8 reactor TDP facility described in the Turnkey Agreement. The Contract Price is based upon Ecolomondo's standard plant design, and shall be subject to adjustments to reflect any deviations from standard design requested by the Potential Buyer, before the date upon which the Turnkey Agreement is executed. If the Turnkey Agreement along with the Notice to Proceed is not executed by August 30, 2015, The Contract Price shall be subject to the following:



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LETTER OF INTENT

"If the Turnkey Agreement along with the Notice to Proceed is not signed by August 30, 2015 and due to the rapidly accelerating costs of specialty materials and services required, Ecolomondo shall add to the Contract Price the aggregate increases of all costs between the date of the LOI and the Notice to Proceed including and not limited to labor, materials, equipment, parts, engineering, transportation, etc., required to build a turnkey TDP facility".

3. **General Terms and Conditions.** The consummation of the Transaction will be subject to the Turnkey Agreement containing the following conditions.

a) Ecolomondo will have no responsibility for and will not perform any site preparation work. Potential Buyer's site responsibilities, in each instance in accordance with applicable specifications provided by Ecolomondo, will include, but will not be limited to:

    i.   Obtaining land and legal authority to use the site for its intended purpose;

    ii.   Obtaining all operating permits;

    iii.   Obtaining storm water runoff permit and erosion control/land disturbance permit;

    iv.   Obtaining any necessary pollutant elimination discharge permit;

    v.   Obtaining a natural gas supply and service agreement and providing all gas piping to the use points, providing burner tip pressures as specified by Ecolomondo, and supplying a digital flow meter;

    vi.   Securing temporary and permanent electrical service, including all infrastructure design and installation for any line/service extensions, substation, primary feed and metering system, and on-site electrical distribution system up to and including the service transformers;

    vii.   Supplying a water source, storage, and water supply lines of appropriate quality and quantity;

    viii.   If required, paying for a water treatment system, including any building or structure required to house such a system;

    ix.   Providing wastewater discharge piping, septic tank and drain field or connect to a municipal system as required for the sanitary sewer requirements of the Plant;

    x.   Providing and maintaining required ditches and permanent roads;


xi.   Furnishing, and equipping the administration offices;

xii.   Providing or constructing the building that houses the TDP facility;

xiii.   Providing maintenance and power equipment and spare parts;

xiv.   Providing all rail design, engineering, and construction, including any railroad permits or approvals;

xv.   Supplying drawings of building to Ecolomondo;

xvi.   Paying for the required fire protection system for the Plant, including any building or structure required to house such system.

b) Ecolomondo will provide reasonable assistance to the Potential Buyer in obtaining Potential Buyer's permits, approvals and licenses. The Potential Buyer shall hold harmless Ecolomondo, it's officers, directors, employees, and agents, for Potential Buyer's failure to comply with applicable laws in obtaining or maintaining the required permits. The denial or revocation or any Potential Buyer – obtained permit as a result of its failure to comply with applicable laws shall entitle Ecolomondo to an extension of contract times and an adjustment of Contract Price as described in Article 2 to the extent effected by such denial or revocation and to any and all other remedies available pursuant to the Turnkey Agreement and applicable law.

c) Potential Buyer will be responsible to secure and prepare the site for its intended use and is responsible for all costs that are related.

d) Furthermore, the Potential Buyer, if needed, will provide: surveys describing the property's boundaries; geotechnical studies describing subsurface conditions; temporary and permanent easements, zoning and other requirements and encumbrances.



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LETTER OF INTENT

e) Without affecting obligations to the Potential Buyer, Ecolomondo has the option to subcontract portions or in some cases all of the work at its discretion.

f) Ecolomondo will provide up to four (4) weeks of training for the Potential Buyer's employees.

g) Potential Buyer must obtain Financial Closing prior to the issuance of a Notice to Proceed. Financial Closing shall be deemed occurred when the Loan Documents for the financing have been executed.

h) Ecolomondo will utilize certain proprietary property and information in the design and construction of the project, and may incorporate certain proprietary property and information of EcoloIP (a subsidiary of Ecolomondo that is the owner of its Intellectual Property). The use shall be governed by the terms and provisions of a license agreement between Potential Buyer and EcoloIP which shall be attached as an exhibit to the Turnkey Agreement and shall include a five (5%) percent royalty to be paid by Potential Buyer to EcoloIP based on a percentage of gross revenue made by Potential Buyer.

i) All drawings, specifications, calculations, data, notes and other materials and documents including electronic data furnished by Ecolomondo to Potential Buyer under the Turnkey Agreement ("Work Product") will be instruments of service to the Potential Buyer and Ecolomondo will retain the ownership and property interests therein, including copyrights thereto.

j) Upon payment in full under the Turnkey Agreement, Ecolomondo will grant Potential Buyer a limited license to the Work Product for use solely in connection with the operation, maintenance and repair of the Plant. The limited license will not permit Potential Buyer to use the Work Product in connection with any expansion or enlargement of the Plant, however, nothing in the limited license granted to the Potential Buyer is intended to limit the Potential Buyer use of the Plant's actual production capability as built.

k) Work will commence within thirty (30) days following receipt of Potential Buyer's written valid notice to proceed ("Notice to Proceed"). The Notice to Proceed cannot be given until (1) Potential Buyer has title to the land and building or signed a contract to lease property to accommodate a TDP facility; (2) signed contract for any site work required of the Potential Buyer to be completed; (3) operating authority and the air permit(s) and/or other applicable local, state, provincial or federal permits necessary have been



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LETTER OF INTENT

obtained; (4) Potential Buyer has obtained Financial Closing; (5) Potential Buyer has provided Ecolomondo an all risk insurance certificate or copy of insurance policy demonstrating Ecolomondo as a co-insured in the amount of forty five million dollars ($45,000,000.00), and (6) Potential Buyer has secured a five million dollar ($5,000,000.00) liability insurance policy; (7) Potential Buyer has secured the supply of the appropriate amount of feedstock, that is 5,000,000 tires. (8) Ecolomondo has provided Potential Buyer with written notification of its acceptance of the Notice to Proceed, provided that Ecolomondo shall not be required to accept the Notice to Proceed prior to August 30, 2015. (9).If Potential Buyer has not fulfilled its requirements for the issuance of a Notice to Proceed as set forth in section 3k by the date referenced in item number 8 of this section. In that case Ecolomondo may, at its sole discretion, terminate the Turnkey Agreement, thus releasing Ecolomondo of all obligations.

l) "Substantial Completion" will be the date on which the Plant construction has been completed to a point that the Plant is ready to process the first batch of automotive tire shred (producing gas, oil, carbon black filler and steel), for its intended use. No production capacity is guaranteed on the Substantial Completion date, but the Plant is largely completed as of that date and is able to process at least 50% of its intended capacity of 60,000 tons per year..

m) Substantial Completion will occur within Three Hundred and Sixty Five (365) days after that date of Notice to Proceed.

n) "Final Completion" will be achieved once Potential Buyer reasonably determines that: Substantial Completion has been achieved as outlined in the TURNKEY AGREEMENT. Subsequently, any outstanding amounts owed by Potential Buyer to Ecolomondo have been paid; remaining items of work have been completed; clean-up of the site has been completed; all permits required to have been obtained by Potential Buyer; certain information, including an affidavit stating that there are no outstanding liens, a release from further compensation, consent to a final payment, and a hard copy of the as-built plans has been provided to Potential Buyer; releases and waivers of all claims and liens from Ecolomondo and subcontractors have been provided; and the Performance Tests have been successfully completed. Final Completion will occur no more than one hundred twenty (120) days after the Substantial Completion date. The 120-day period between Substantial Completion and Final Completion will be tied directly to Substantial Completion. By the way of example, if Substantial Completion is achieved 10 days early, then the 120-day period to Final Completion would begin on that earlier date.


o) Ecolomondo will demonstrate certain performance guarantee criteria through performance testing performed following Substantial Completion but prior to Final Completion ("Performance Tests"). Air permit tests shall be done by a third party contractor retained by Ecolomondo, but at the expense of the Potential Buyer. Potential Buyer will have the right to hire his own third party contractor to certify the testing made by Ecolomondo.

p) Potential Buyer will take control of the Plant after Substantial Completion and acceptance of the Performance Tests by the contractor.

q) Ecolomondo will pay liquidated damages at a daily amount of fifteen thousand dollars ($15,000.00) for each day past 120 days after Substantial Completion where Final Completion is not attained. Ecolomondo's liability for liquidated damages shall be capped at and shall not exceed one and half (1.5%) percent of the contract price.

r) The aggregate liability of Ecolomondo, its Subcontractors, vendors, suppliers, agents and employees, to potential buyer (or any successor thereto or assignee thereof) for any and all claims or liabilities arising out of or relating in any manner to the construction and installation of a TDP facility or to Ecolomondo's performance or non-performance of it's obligations under the Turnkey Agreement, whether based on contract, tort (including negligence), strict liability, or otherwise, shall not exceed in the aggregate. Ecolomondo's aggregate liability shall be limited to the greater of (1) Five percent (5%) of the Contract Price or (2) the amount of insurance coverage available to respond to the claim or liability under any policy of insurance provided by Ecolomondo under the Turnkey Agreement.

s) The warranty period for work performed pursuant to the Turnkey Agreement will extend for one year past the Substantial Completion. The Warranty will not apply to defect caused by abuse, alterations, or failure to maintain. The warranty period will be extended one day for each day that such part that is under warranty is malfunctioning.

t) Potential Buyer will pay Ecolomondo a Mobilization Fee in the amount of Fifteen (15%) percent of the Contract Price to be credited against the contract price as soon as possible following the execution of the Turnkey Agreement. Payment must be made on or before issuance of a Notice to Proceed. Such mobilization fee shall be applied against Contract Price.

u) Ecolomondo will request payment and Potential Buyer will pay Ecolomondo in accordance with the following procedures:



i.   On or before the twenty-fifth (25th) day of each month following the acceptance of Notice to Proceed, Ecolomondo will submit to Potential Buyer a request for payment (an "Application for Payment"). Along with each Application for Payment, except with respect to the first Application for Payment, Ecolomondo will submit to Potential Buyer signed lien waivers for work included in the Application for Payment submitted for the immediately preceding pay period and for which payment has been received.

ii.   The Application for Payment will constitute Ecolomondo's representation that the work has been performed consistent with the Transaction Documents and has progressed to the point indicated in the Application for Payment. No additional documentation will be provided to Potential Buyer in support of the Application for Payment. The work completed at the site and the comparison of the Application for Payment against the Schedule of Values shall provide sufficient substantiation to Potential Buyer of the accuracy of the Application for Payment. The Schedule of Values subdivides the work into its respective parts, includes values for all items comprising the work performed and equipment purchased whether delivered or not and serves as the basis for the monthly progress payments.

iii.   The Application for Payment may request payment for equipment and materials not yet incorporated into the project, only if the Potential Buyer is reasonably satisfied that the materials and equipment are suitably stored at the site or elsewhere and are protected by suitable insurance. Upon payment, the potential buyer will receive title to such equipment and materials.

iv.   Potential Buyer shall make payment within ten (10) days of receipt of the Application for Payment. Potential Buyer will permit Ecolomondo to collect payments directly from the Potential Buyer's lender. Failure to make such payment will result in the accrual of interest at a rate of eighteen percent (18%) per annum commencing five (5) days after the payment is due. Failure to make such payment, entitles Ecolomondo to stop work.

v.   If Potential Buyer wishes to dispute any portion of the Application for Payment, potential buyer must notify Ecolomondo in writing within five (5) days of receipt of the Application for Payment. Such notice must state the specific amounts Potential Buyer disputes and the reasons and contractual basis for disputing, and the specific measures Ecolomondo must take to rectify Potential Buyer's concerns. Regardless of a dispute as to the portion of the Application for

Payment, Potential Buyer must pay the total amount of the Application for Payment by the payment due date. If the dispute is valid and not contested by Ecolomondo, then an appropriate deduction can be made to the payment by the Potential Buyer.

vi.   If the dispute is not resolved, retainage on progress payments made pursuant to the Turnkey Agreement will be capped at ten percent (10%) of the Contract Price. Potential buyer will retain ten percent (10%) of each payment up to the amount in dispute and this amount cannot surpass ten percent (10%) of the final Contract Price. Potential Buyer will not retain any additional amounts from payments. Potential Buyer will release retainage, less the amount equal to the value of subcontractor lien waivers not yet obtained, and any amounts still in dispute as mentioned in articles 3-u-v and 3-u-vi, along with all applicable interest upon successful completion of the Performance Tests as outlined in the turnkey agreement. The Parties agree that in the event that there are amounts still disputed at the final completion, then the Parties agree to Binding Arbitration in the country of domicile of Ecolomondo. The selection of the arbitrator must be acceptable to both parties.

vii. In the event of Arbitration, the Potential Buyer will deposit disputed amounts in trust with Ecolomondo's legal counsel pending a decision by the Arbitrator.

viii. Upon Final Completion, Ecolomondo will deliver to Potential Buyer a request for final payment and payment of retainage amounts. Potential Buyer will make the final payment fifteen (15) days after the receipt of such request. Should the Potential Buyer fail to make the final payment, then Ecolomondo will at its discretion be permitted to suspend all support until such time as the situation is remedied.

v) Ecolomondo will not be responsible for differing site conditions including, but not limited to concealed, latent, physical, subsurface conditions. The Potential Buyer must immediately remedy the matter and Ecolomondo will be entitled to an adjustment on the Contract Price for additional costs incurred by the differing site conditions.

w) "Force Majeure Events" shall mean any cause or events beyond the reasonable control of, and without the fault of negligence of a Party claiming Force Majeure, including, without limitation, an emergency, floods, earthquakes, hurricanes, tornadoes, adverse weather conditions not reasonably anticipated or acts of God; sabotage; vandalism beyond that which could be reasonably be prevented by a Party claiming Force

Majeure; terrorism; war; riots; fire; explosion; blockades; insurrection; strike; slow down or labor disruptions (even if such difficulties could be resolved by conceding to the demands of a labor group); economic hardship or delay in the delivery of materials or equipment that is beyond the control of a Party claiming Force Majeure, and action or failure to take action by any governmental authority after the effective date of the Turnkey Agreement (including the adoption of change in any rule or regulation or environmental constraints lawfully imposed by such governmental authority), but only if such requirements, actions, or failures to act prevent or delay performance; and inability, despite due diligence, to obtain any licenses, permits, or approvals required by any governmental authority.

x) If Ecolomondo is delayed at any time in the commencement or progress of the work due to a delay in the delivery of, or unavailability of, essential materials or labor to the project as a result of a significant industry-wide economic fluctuation or disruption beyond the control of and without the fault of Ecolomondo or its subcontractors which is experienced or expected to be experienced by certain markets providing essential materials, equipments or labor to the project during the performance of the work and such economic fluctuation or disruption adversely impacts the price, availability, and delivery timeframes of essential materials and equipment (such event an "Industry-Wide Disruption"), Ecolomondo shall be entitled to an equitable extension to the Contract Time on a day-for-day basis equal to such delay. The potential buyer and notwithstanding any other provision to the contrary, Ecolomondo shall not be liable to the potential buyer for any expenses, losses or damages arising from a delay, or unavailability of, essential materials or labor to the project as a result of an Industry-Wide Disruption.

4. **Exclusivity, No Solicitation or Negotiations.** During the term of this LOI, neither the Potential Buyer, nor its affiliates, shareholders, members or other equity owners, or their officers, representatives, agents or employees will solicit or negotiate, directly or indirectly, with any third party to obtain the services, processes or equipment contemplated by this LOI.

5. **Commitment Fee.** Immediately upon the execution of this LOI, Potential Buyer shall pay to Ecolomondo One Hundred Thousand Dollars ($100,000.00) as a non-refundable "Commitment Fee".


The Commitment Fee will be credited against the Contract Price upon the occurrence of: (i) the execution of the Transaction documents; and (ii) timely acceptance of Notice to Proceed pursuant to the Turnkey Agreement. *If potential buyer chooses not to proceed with the project or the Transaction Documents are not executed and delivered by the Closing Date or Potential Buyer fails to provide a timely Notice to Proceed pursuant to the Turnkey Agreement, Ecolomondo shall retain the full amount of the Commitment Fee in liquidated damages and potential buyer shall not be entitled to any refund or credit. Should the Potential Buyer fail to pay Commitment Fee upon execution of the present LOI, this Letter of Intent shall terminate and Ecolomondo shall have the right to receive compensation. Should the potential buyer choose not to develop the project, then the potential buyer will reimburse Ecolomondo for all expenses that Ecolomondo has incurred in connection with the project based upon Ecolomondo's standard rate schedule plus all third party costs incurred from the date of the LOI. Such expenses include, but are not limited to, labor rates and reimbursable expenses such as legal charges, travel expenses and reproduction costs, etc.

6. **Confidentiality.** Potential Buyer will hold in confidence and will use only for the purposes of completing the Transaction and all confidential information disclosed to it except the Potential Buyer may disclose confidential information to its lenders, lenders' agents, prospective investors, advisors and/or consultants as any be reasonably necessary to enable them to advise Potential Buyer on the Transaction, provided that any party to whom confidential information is disclosed is informed of the existence of this confidentiality obligation and agrees to be obliged to keep such information confidential. The term "confidential information" will mean (i) any and all information concerning the transaction, including that Ecolomondo and Potential Buyer are negotiating the consummation of a Transaction, and (ii) all information which the Potential Buyer, directly or indirectly, may acquire from Ecolomondo, but confidential information will not include information falling into any of the following categories:

a) Information that, at the time of disclosure hereunder is in the public domain;

b) Information that, after disclosure hereunder, enters the public domain other than by breach of this LOI agreement or the obligation of confidentiality;



c) Information that, prior to disclosure hereunder, was already in the Potential Buyer's possession, either without limitation on disclosure to others or subsequently becoming free of such limitation;

d) Information obtained by the Potential Buyer from a third party having an independent right to disclose this information; and

e) Information that is available through discovery by independent research without use of or access to the confidential information acquired from Ecolomondo.

Potential Buyer's obligation to maintain confidential information in confidence will be deemed performed if Potential Buyer observes with respect thereto the same safeguards and precautions which Potential Buyer observes with respect to its own confidential information of the same or similar kind. It will not be deemed to be a breach of the obligation to maintain confidential information in confidence if confidential information is disclosed upon the order of a court or other authorize governmental entity, or pursuant to other legal requirements. However, if Potential Buyer is required to file the Transaction Documents or a portion thereof with a governmental entity, it agrees that it will not do so without first informing Ecolomondo of the requirement and seeking confidential treatment of the Transaction Documents prior to filing the documents or a portion thereof. Owner's confidentiality obligations under this section shall survive the expiration or termination of this LOI and shall be a legally binding obligation of Potential Buyer for five (5) years following the later to occur of termination of this LOI or completion of the Plant contemplated by the Transaction Documents.

7. **Publicity.** Neither the Potential Buyer nor any of its affiliates, shareholders, subcontractors, or vendors or their officers, representatives, agents and employees will issue any press or publicity release or otherwise release, distribute, announce, or disseminate any information for publication concerning the Transaction, the existence of the negotiations among Ecolomondo and the Potential Buyer, the participation of Ecolomondo in the Transaction, or any other matter affecting Ecolomondo hereunder, without the prior written consent of Ecolomondo, which consent may be withheld for any reason, except where such press or publicity release is required by order of a court or necessary or appropriate under the rules or regulations of any governmental agency.



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LETTER OF INTENT

The Parties will jointly agree on the timing and content of any public disclosure by potential buyer, including but not limited to, press releases, relating to Ecolomondo's involvement in Potential Buyer's project, and no such disclosure will be made without Ecolomondo's consent and approval, except as may be required by applicable law.

8. **Disclaimer of Consequential Damages.** In no event will either Ecolomondo or Potential Buyer be liable to the other pursuant to the LOI, or for activities conducted under the LOI, under any theory of recovery for any indirect, special, incidental or consequential damages including, without limitation, loss of revenues or profits, loss of use, cost of replacement, cost of capital and claims of customers, interest charges, or increased costs of nature whatsoever.

9. **Legal Effect.** Although this LOI does not contain all matters upon which agreement must be reached in order for the Transaction to be consummated, Ecolomondo and Potential Buyer wish to set forth, prior to the execution of the Turnkey Agreement, their mutual agreement as to the material terms and conditions of the Transaction. Each Party agrees to negotiate in good faith towards entering into the written, definitive and legally binding turnkey agreement and related agreements containing, among other terms and conditions, those terms and conditions set forth in this LOI including, without limitation, those terms set forth in Paragraph's 1, 2 and 3 hereof; provided, however, that except as specifically identified and set forth herein, nothing in this LOI shall be read to promise, guarantee, or otherwise secure on Potential Buyer's behalf any specific construction start date with respect to the Plant including but not limited to any pour concrete date, scheduling slots or dates for the delivery of a TDP facility or to entitle Potential Buyer to any rights, privileges, or claims with respect thereto or any right, privilege, or claim to any place on Ecolomondo's construction schedule.

10. **Negotiating of Definitive Agreements.** The Transaction Documents will contain reasonable terms and conditions regarding releases, payment obligations, cooperation as to tax planning and structuring, other financial matters, legal opinions, confidentiality, limitations of liability, assignment, breach, dispute resolution, event of default, remedies, representations, warranties, indemnifications and other provisions customary for similar transactions.

11. **Termination.** This LOI will terminate on August 31st, 2015 unless a Turnkey Agreement is signed by the Parties and a corresponding Notice to Proceed is issued to Ecolomondo. This date may be extended by mutual written agreement of the Parties.

12. **Governing Law.** This LOI is governed by, and the Transaction shall be governed by, and will be construed and interpreted in accordance with the laws of the Province of Quebec, Canada without regard to any conflicts of law or choice of law rules.

13. **Expenses.** Unless otherwise agreed by Ecolomondo and Potential Buyer, each Party will bear its own expenses in connection with the negotiation and execution of definitive documentation for the transactions contemplated herein.

14. **Indemnification.** Each Party will indemnify, defend and hold harmless the other Party and its respective agents, servants, officers, directors, employees and affiliates from and against and loss, cost, liability, claim, damage, expense (including reasonable attorneys' and consultants' fees and disbursements), penalty or fine incurred in connection with any claim or cause of action arising from or in connection with the LOI to the extent caused by the negligence, misrepresentation, fraud, fault or misconduct of the indemnifying Party.

15. **Assignability; Binding Effect; Benefit.** This LOI will inure to the benefit of and be binding upon the Parties and their respective successors and assigns. Nothing in this LOI, either expressed or implied, is intended to confer on any person other than the Parties and their respective successors and permitted assigns, and rights, remedies, obligations or liabilities under or by reason of this LOI. Neither Ecolomondo nor Potential Buyer shall, without the written consent of the other, assign or transfer this LOI.

16. **Further Action.** Each Party agrees to execute and deliver all further instruments, legal opinions and documents, and take all further action not inconsistent with the provisions of this LOI that may be reasonably necessary to complete performance of the Parties' obligations hereunder and to effectuate the purposes and intent of this LOI.

17. **Amendments.** The Parties agree that this LOI may be modified only by written mutual agreement signed by both Parties.

18. **Integration; Letter of Intent.** This LOI represents the entire understanding of the Parties in relation to the subject matter hereof, and supersedes any and all previous agreements, arrangements or discussions between the Parties (whether written or oral) in respect of the subject matter hereof. No change, amendment or modification of this LOI will be valid or binding upon the Parties unless such change, amendment or modification will be in writing and duly executed by both Parties.



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19. **No Representation, Warranties or Covenants.** Notwithstanding anything contained herein to the contrary, Ecolomondo is not making any representation, warranty or covenant of any kind with respect to any design, engineering or construction scheduling, or with respect to projections, estimates or budgets heretofore delivered to or made available to Potential Buyer of future revenues, expenses or expenditures, future results of operations (or any component thereof) or the future business and operations of the Potential Buyer, nor any other commitments or assurances except as may be provided in the Transaction Documents, except that the turnkey facility performs as indicated in the turnkey agreement.

20. **Counterparts.** This LOI may be executed in one or more counterpart, each of which when so executed and delivered will be deemed an original, but all of which taken together constitute one and the same instrument. Signatures which have been affixed and transmitted by facsimile or other electronic means will be binding to the same extent as an original signature, although the Parties contemplate that a fully executed counterpart with original signatures will be delivered to each Party.

21. **Exclusivity.** Ecolomondo will extend a first right of refusal for additional turnkey plants to the Potential Buyer for the State of New Jersey provided a turnkey agreement is signed for this facility.

If the foregoing terms accurately reflect your understanding of our discussions and are acceptable to you, please sign and return the enclosed counterpart of this LOI to Ecolomondo Corp, 3435 Blvd. Pitfield, Ville St. Laurent, Quebec, Canada H4S 1H7.

Yours Sincerely
Ecolomondo Corp.



Eliot Sorella, Chairman

I, Greg Matzel, confirm that I am the Managing Partner of Matzel Industries LLC. and that I am duly authorized to sign the Letter of Intent.



Greg Matzel

Accepted and agreed to this 14th day of May 2014 in the city of St. Laurent Quebec, H4S 1H7

Matzel Industries LLC
Greg Matzel, Managing Member

15

ANNEX A

PLANT DESCRIPTION

A turnkey operational four reactor plant includes the installation and commissioning of the following equipment

- Installation of eight (8) reactors. Each reactor is driven by an electric motor using a variable speed drive to control the rotational speed of each reactor.

- Condenser system to reduce the temperature of the decomposed material and to condense the oil vapor from the reactor prior to delivering it to the separator system.

- Cooling tower system to cool down the glycol used by the condenser system.

- Separator tanks to separate the oil from the gas.

- Gas pumps to maintain the pressure inside the reactor at a predetermined level and to pump the resulting gas from the process to the gas storage tanks.

- Oil pumps to pump the oil from the separator to the main oil tank.

- Burner system: A burner to heat the material inside the reactor. A burner management system controls the heat produced by the burners.

- Closed loop process water system; a closed loop water system is implemented to deliver the water required during the purging and cooling phases and to condense and recover the resulting vapor coming out of the reactor.

- Gas storage tanks for storing the gas resulting from the process. The process gas is used as fuel by the burners.

- Various sensors are installed in every sub system to monitor the temperature, pressure and material flow during the execution of the batch.

- Automation and data acquisition system is used to operate and control all equipment to ensure repetitive batches and to collect the needed data during the various stages of the process.



- Flare and Safety systems.

- One shredder with capacity to shred 60,000 tons car/truck tires per year.

- Carbon treatment and separation equipment.

- Material handling equipment



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